SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                          Mutual Risk Management, Ltd.

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                                (Name of Issuer)

                         Common Stock, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   628351108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 30, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.628351108                  13G                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Conseco Inc.  35-1468632

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana Corporation

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,938,300
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,938,300
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,938,300

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.07%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.628351108                  13G                    Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Conseco Capital Management, Inc.  22-2403791

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Corporation

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,938,300
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,938,300
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,938,300

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.07%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.628351108                    13G                    Page 4 of 5 Pages



Item 1(a).  Name of Issuer:

                  Mutual Risk Management Ltd.

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


                  44 Church Street
                  Hamilton HM12, Bermuda
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

                  Conseco Inc.

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  11825 N. Pennsylvania Street
                  Carmel, IN  46032

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  N/A

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  Common Stock

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  628351108

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.628351108                   13G                    Page 5 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                  7,938,300
          ----------------------------------------------------------------------

     (b)  Percent of class:

                  19.07%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote    7,938,300          ,
                                                         -----------------------


          (ii)  Shared power to vote or to direct the vote  0                  ,
                                                         -----------------------


          (iii) Sole power to dispose or to direct the disposition of 7,938,300,
                                                                      ---------


          (iv)  Shared power to dispose or to direct the disposition of     0
                                                                        -------


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

               Escalera Equity Fund, Ltd., a client of Conseco Capital Management, Inc., the Investment Adviser, has the right to receive dividends from, as well as, the proceeds from the sale of more than 5% of such securities reported on in this statement.

         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Conseco Capital Management, Inc.; see Item 7 Disclosure

         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

               N/A

         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

               N/A

          ----------------------------------------------------------------------

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          May 6, 2002
                                        ----------------------------------------
                                                        (Date)


                                          /s/ Maxwell E. Bublitz
                                        ----------------------------------------
                                                      (Signature)


                                          Maxwell E. Bublitz,
                                          SVP, Investments
                                          Conseco, Inc.
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ITEM 7 DISCLOSURE

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Pursuant to the instructions in Item 7 of Schedule 13G, Conseco Capital Management, Inc. ("CCM"), 11825 N. Pennsylvania Street, Carmel, Indiana 46032, a wholly-owned subsidiary of Conseco, Inc. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,938,300 shares or 19.07% of the Common Stock outstanding of Mutual Risk Management Ltd. (the "Company") as a result of acting as investment adviser.

Escalera Equity Fund, Ltd., a client of Conseco Capital Management, Inc., has the right to receive dividends from, as well as, the proceeds from the sale of more than 5% of such securities reported on in this statement.

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)
Rule 13d-1(f)(1) AGREEMENT

The undersigned persons, on May 6, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Mutual Risk Management Ltd.

Conseco, Inc.

/s/ Maxwell E. Bublitz
Senior Vice President, Investments

Conseco Capital Management, Inc.

/s/ William P. Kovacs
Vice President, General Counsel, Secretary and
Chief Compliance Officer